Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ReelView Fishing, Inc.
50 Terminal Street, Suite 224
Boston, MA 02129
https://reelviewfishing.com

Up to $1,234,999.26 in Non-Voting Common Stock at $1.38
Minimum Target Amount: $14,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ReelView Fishing, Inc.
Address: 50 Terminal Street, Suite 224, Boston, MA 02129
State of Incorporation: DE
Date Incorporated: May 18, 2020

Terms:

Equity

Offering Minimum: $14,999.22 | 10,869 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.26 | 894,927 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.38
Minimum Investment Amount (per investor): $249.78

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Time-Based Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $2,500+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

ReelView Fishing, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.38 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $138. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview:

ReelView Fishing, Inc. ("ReelView" or the "Company") was incorporated in Delaware on May 18, 2020. The Company's primary business revolves around the development and sale of live-view fishing products being developed, specifically an advanced real-time underwater fishing system that streams live video via a patented electronic fishing line and accompanying app. ReelView also plans to generate revenue through the licensing of its proprietary technology to other recreational fishing equipment manufacturers. The headquarters of ReelView Fishing is located in Boston, Massachusetts.

Business Model:

ReelView Fishing intends to operate on a hybrid business model that includes direct sales and technology licensing. The Company plans to sell its RV1 fishing system directly to consumers through e-commerce channels. Additionally, ReelView aims to license its patented eLine™ technology to other fishing equipment manufacturers, enabling them to create "ReelView Ready" products. ReelView's target customer base initially includes recreational anglers in the United States, with plans to expand into select international markets in the future.

Corporate Structure:

ReelView Fishing, Inc. is an independent entity with no parent or subsidiary companies. The Company was founded by Dustin Alinger, who also serves as the CEO and a member of the Board of Directors. Dustin Alinger brings a unique blend of technical expertise and passion for fishing, which is integral to ReelView's innovative approach. The Company's leadership team also includes Thomas Milnes, a board member, and Donald Aubrecht, the Chief Operating Officer and Principal Accounting Officer.

Intellectual Property:

ReelView Fishing has developed, patented, and owns its proprietary eLine™ technology, which transmits data and power from the surface to underwater devices, allowing for real-time underwater video streaming. This technology is protected under a U.S. patent filed with the USPTO. Additionally, the Company has other intellectual properties, including trade secrets related to the design and manufacturing processes of its electronic fishing line and accompanying systems.

Competitors and Industry

Industry Analysis:

ReelView Fishing operates within the recreational fishing equipment industry, a substantial market in the U.S. with up to 50 million participants spending $50 billion annually (as of 2019). The fishing equipment segment alone accounts for over $7.6 billion in annual spending, with rods, reels, and lines making up $3.3 billion of that total. The global fishing equipment market is projected to reach $21.4 billion by 2027.

Competitors:

Dominant players in the industry include companies like Shimano, Pure Fishing, and Rapala VMC Corporation. ReelView's direct competitors are other innovative companies developing underwater fishing cameras and electronics.

ReelView believes it distinguishes itself through its patented eLine™ technology, offering a unique and advanced real-time underwater fishing experience that integrates seamlessly with traditional fishing gear.

Current Stage and Roadmap

Current Stage:

ReelView Fishing is currently in the pre-revenue stage and has accepted a limited number of pre-order reservations, having successfully raised $3.4 million in funding and secured 200 pre-order deposits within just 30 days. The Company's RV1 system, including the RV1 Camera, eLine™, Reel, Base Station, and Rod, is currently nearing development completion, is being field tested, and is ready for pre-production and tooling.

Road Map:

For the remainder of 2024, ReelView aims to finalize the development and complete pre-production for the RV1 system. In 2025, the Company plans to launch direct-to-consumer (DTC) sales of the RV1 through its website, reelviewfishing.com, and engage with fishing equipment manufacturers for licensing opportunities. ReelView also intends to develop a lower-cost version of the RV1 system to reach a broader market. Looking beyond 2025, the Company plans to enhance the connected fishing experience by introducing innovations such as camera-equipped lures and integrating its technology with marine multi-function displays (MFDs) and augmented reality (AR) glasses.

ReelView Fishing believes it is poised for growth as it continues to innovate and expand its product offerings, aiming to redefine the future of fishing with its groundbreaking technology.

The Team

Officers and Directors

Name: Dustin Alinger

Dustin Alinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Member of the Board of Directors
  Dates of Service: May, 2020 - Present
  Responsibilities: Dustin Alinger is the founder and CEO. Dustin also sits on the Board of Directors. Primary Company Commitment: ReelView Fishing, Inc., full-time

Other business experience in the past three years:

- Employer: L3Harris Open Water Power
  Title: Site Engineering Lead
  Dates of Service: March, 2017 - July, 2022
  Responsibilities: Responsible for all engineering activities within the company. Managed a team of Electrical, Mechanical, and Software engineers.

Name: Thomas Milnes

Thomas Milnes's current primary role is with TSL Cables. Thomas Milnes currently services less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of the Board of Directors
  Dates of Service: June, 2022 - Present
  Responsibilities: Thomas Milnes is a member of the Board of Directors. Tom also plays an active role with IP management, strategic advising, industry outreach, and often travels with the team when he can be helpful in the field. Primary Company Commitment: TSL Cables, less than 5 hours per week

Other business experience in the past three years:

- Employer: TSL Cables
  Title: CEO and member of the Board of Directors
  Dates of Service: June, 2022 - Present
  Responsibilities: Run the company that licenses ReelView's technology for non-fishing applications.

Other business experience in the past three years:

- Employer: Engora
  Title: Member of the Board of Directors and advisor
  Dates of Service: June, 2020 - Present
  Responsibilities: Advise the CEO about various aspects of his start-up business.

Other business experience in the past three years:

- Employer: Orca Sciences
  Title: Advisor to new projects
  Dates of Service: January, 2021 - Present
  Responsibilities: Advise Orca staff on new projects that they are thinking about spinning out.

Name: Donald Aubrecht

Donald Aubrecht's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer and Principal Accounting Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Donald Aubrecht is responsible for paying expenses, bookkeeping, supplier relationships, and engagement with corporate and patent attorneys. Assists with engineering review and advises on strategy, messaging, and risk assessment. Primary Company Commitment: ReelView Fishing, Inc., full-time

Other business experience in the past three years:

- Employer: L3Harris
  Title: Program Manager
  Dates of Service: January, 2018 - March, 2023
  Responsibilities: Lead Program Manager for the OpenWater Power business unit. Responsible for oversight and execution (scope, schedule, cost) of all OWP government contracts.

Name: Tracy Devoy Alinger

Tracy Devoy Alinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of the Board of Directors
  Dates of Service: November, 2022 - Present
  Responsibilities: Member of the Board of Directors Salary: $0 Equity compensation: 0 Primary Company Commitment: ReelView Fishing, Inc., as a board member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products in development will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dustin Alinger	7,000,000	Voting Common Stock	50.3%
Tom Milnes	4,279,373	Voting Common Stock	40.2%
Tom Milnes	1,312,343	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Non-Voting Common Stock, Voting Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 894,927 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 3,319,423 with a total of 1,536,631 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 1,012,706 shares of Non-Voting Common Stock to be issued pursuant to stock options issued.

The total amount outstanding includes 523,925 shares of Non-Voting Common Stock to be issued pursuant to stock options, reserved but unissued.

Voting Common Stock

The amount of security authorized is 13,463,369 with a total of 11,586,804 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Voting Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 1,312,343 with a total of 1,312,343 outstanding.

Voting Rights

Each preferred stockholder can vote on matters presented to stockholders, with votes equal to the number of common shares the preferred stock can convert into. Preferred stockholders vote together with common stockholders as a single class on an as-converted basis.

Material Rights

The Company has authorized 1,312,343 shares of Preferred Stock, all of which are designed as Series Seed Preferred Stock.

Amendments Affecting Stock: Any changes to the preferred stock rights, preferences, qualifications, or restrictions require a majority vote from the preferred stockholders.

Dividends: Dividends on common stock cannot be declared or paid unless the same dividend is declared or paid on preferred stock, and vice versa.

Liquidation Preference: In the event of liquidation, dissolution, or winding up, preferred stockholders receive a payment per share equal to the greater of the original issue price plus unpaid dividends or the amount they would receive if their shares were converted to common stock.

If assets are insufficient, preferred stockholders share ratably in the distribution.

Deemed Liquidation Events: Events such as mergers, reorganizations, consolidations, or sales of substantially all assets are considered deemed liquidation events unless otherwise decided by a majority of preferred stockholders.

The agreement for such events must provide for the distribution of proceeds according to the liquidation preference.

Conversion Rights: Preferred stockholders can convert their shares into common stock at any time.

Conversion ratios are determined by dividing the original issue price by the conversion price.

Conversion rights terminate upon liquidation or a deemed liquidation event.

Fractional shares are not issued; instead, cash is paid for any fractional shares.

Mandatory Conversion: Preferred stock automatically converts to common stock upon certain events, such as an underwritten public offering or approval by a majority of preferred stockholders.

Notice of mandatory conversion is given to preferred stockholders, who must surrender their certificates.

Redemption: In certain deemed liquidation events, preferred stockholders can request redemption of their shares at the liquidation amount.

If the corporation does not dissolve within 90 days of such an event, it must redeem the shares using the proceeds from the event, subject to available assets.

General Provisions: Redeemed or otherwise acquired preferred shares are cancelled and cannot be reissued.

Rights, powers, preferences, and other terms can be waived with the consent of a majority of preferred stockholders.

Notices to stockholders can be given by mail or electronic communication.

What it means to be a minority holder

As a minority holder of non-voting common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock

Type of security sold: Equity
Final amount sold: $999,999.59
Number of Securities Sold: 1,312,343
Use of proceeds: R&D, working capital, capital expenditures
Date: December 20, 2023
Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,499,999.77
  Number of Securities Sold: 2,315,900
  Use of proceeds: Additionally, 86,168 shares issued from conversion of outstanding convertible notes. R&D, working capital, capital expenditures
  Date: February 10, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 682,947
  Use of proceeds: R&D, working capital
  Date: November 19, 2022
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 1,280,526
  Use of proceeds: R&D, working capital
  Date: June 30, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We currently have approximately $550k in a business checking account and a $135k monthly burn rate. Without additional capital or a reduction in burn rate (via employee furloughs and other reductions in spend), the business can continue to operate for approximately 4 months.

Foreseeable major expenses based on projections:

We foresee the major expenses to be completing product development on our first product, the RV1; tooling and pre-production costs; marketing; employee salaries; and the purchase of the first batch of RV1 inventory.

-For completing product development on the RV1, we estimate a cost of $200,000 for materials and vendor NRE.

-For RV1 tooling and pre-production costs, we estimate a cost of $250,000.

-For marketing, we estimate a cost of $120,000 over the next 12 months.

-For employee salaries, we estimate a cost of $600,000 over the next 12 months.

-For the purchase of the first batch of RV1 inventory, we estimate a cost of $0.5M to $4M for quantities of 750 to 7500 units. The amount of inventory we purchase will be dependent on anticipated demand and available capital.

Future operational challenges:

The major operational challenge we foresee is sustaining the business through ongoing expenditures until we can begin revenue generation from product sales. We also foresee a schedule risk stemming from the coordination of component delivery from several independent vendors.

Future challenges related to capital resources:

The major challenge to capital resources will be managing the schedule risk stemming from the coordination of component delivery from several independent vendors. We also foresee a need to raise additional capital beyond this equity crowdfunding effort. A raise of $1.235M is likely inadequate to purchase our initial batch of inventory due to the high MOQs involved.

Future milestones and events:

The major milestones we foresee are 1) completing the development of our first product, the RV1, 2) completing pre-production and tooling for the RV1, 3) purchase and receipt of initial inventory, and 4) sales and delivery of RV1 to first customers.

1) We estimate we will complete the development of our first product in Q4 of 2024.

2) We estimate we will complete pre-production and tooling for the RV1 in Q1 of 2025.

3) We estimate we will purchase and receive initial inventory in Q2 of 2025.

4) We estimate we will sell and deliver RV1 to our first customers in Q3 of 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, the Company has capital resources available in the form of $370k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support the final development of the RV1, tooling, and pre-production fees for RV1 production, marketing, and employee salaries.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $135,000 for expenses related to salaries of about $70k per month, engineering development of $20k per month, marketing expenses of $20k per month, and overhead costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $135,000 for expenses related to salaries of about $70k per month, engineering development of $20k per month, marketing expenses of $20k per month, overhead costs, and tooling and pre-production costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional equity crowdfunding campaigns, angel investors, venture capital, private equity, strategic investment, and product pre-sales.

Indebtedness

Related Party Transactions

- Name of Person: CEO's parents
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Convertible Notes
  Material Terms: The Company has entered into convertible note agreements with one of the CEO's parents for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion which matured in 2022. The notes were converted into shares of the Company's common stock in 2023.

- Name of Entity: TSL Cables Inc.
  Names of 20% owners: Dustin Alinger
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Resource sharing agreement
  Material Terms: In 2023, the Company entered into a resource sharing agreement with TSL Cables, Inc., a company owned by Dustin Alinger, the Company's CEO and President (49%), and Thomas Milnes, a shareholder and board member of the Company (49%). Under the agreement, the Company received $65,756 from TSL Cables for the use of the Company's equipment for 5 years starting from the first cable production request from TSL Cables. Current and noncurrent portions of deferred revenues arising from this transaction amounted to $13,151 and $52,605, respectively, as at December 31, 2023.

Valuation

Pre-Money Valuation: $19,921,373.64

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.22 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Pre-production and tooling:
  20.0%
  We will use 20% of the funds raised to complete pre-production and tooling efforts with our electronics ODM for the RV1 Camera and RV1 Base Station.

- Research & Development
  25.0%

We will use 25% of the funds raised for market and customer research, new product development and market testing.

- Working Capital
  48.5%
  We will use 48.5% of the funds for working capital to cover expenses for employee salaries, marketing for product awareness as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://reelviewfishing.com (https://reelviewfishing.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/reelview-fishing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ReelView Fishing, Inc.

[See attached]



ReelView Fishing, Inc.

(the "Company")

a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals
_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ReelView Fishing, Inc. Management

We have reviewed the accompanying financial statements of ReelView Fishing, Inc. (the Company) which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 9, 2024

REELVIEW FISHING, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash in bank	1,369,454	659,512
TOTAL CURRENT ASSETS	1,369,454	659,512
Noncurrent Assets:		
Fixed assets	232,080	-
Security deposits	15,240	-
TOTAL NONCURRENT ASSETS	247,320	-
TOTAL ASSETS	**1,616,774**	**659,512**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts and other payables	18	21
Deferred revenue - current	13,151	-
Accrued interest	-	4,379
Convertible notes	-	40,000
TOTAL CURRENT LIABILITIES	13,169	44,400
Noncurrent Liabilities:		
Deferred revenue - noncurrent	52,605	-
TOTAL NONCURRENT LIABILITIES	52,605	-
TOTAL LIABILITIES	65,774	44,400
EQUITY		
Capital stock	459	218
Preferred stock	131	-
Additional paid in capital	3,395,437	850,985
Retained earnings	(1,845,027)	(236,091)
TOTAL EQUITY	1,551,000	615,112
TOTAL LIABILITIES AND EQUITY	1,616,774	659,512

REELVIEW FISHING, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING EXPENSES		
Stock compensation	175	197
Salaries and employee benefits	599,832	51,844
Research and development	528,007	55,655
General and administrative	159,055	49,463
Taxes	144,501	29,514
Advertising and marketing	107,046	2,605
Rental	61,984	4,302
Depreciation	10,249	-
TOTAL OPERATING EXPENSES	1,610,849	193,579
OTHER INCOME (EXPENSE)		
Interest income	2,183	-
Interest expense	(270)	(2,400)
TOTAL OTHER INCOME	1,913	(2,400)
NET LOSS	**1,608,936**	**195,979**

REELVIEW FISHING, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	**2022**
OPERATING ACTIVITIES		
Net loss	(1,608,936)	(195,979)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Stock compensation	175	197
Depreciation	10,249	-
Interest expense	270	2,400
Security deposit	(15,240)	-
Credit card payable	(3)	87
Deferred revenue	65,756	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	61,207	2,684
Net Cash used in Operating Activities	(1,547,729)	(193,296)
INVESTING ACTIVITIES		
Purchase of fixed assets	(242,329)	-
Cash used in Investing Activities	(242,329)	-
FINANCING ACTIVITIES		
Issuance of shares	2,500,000	850,022
Cash used in Financing Activities	2,500,000	850,022
Cash at the beginning of period	659,512	2,786
Net Cash increase (decrease) for period	709,942	656,726
Cash at end of period	1,369,454	659,512

REELVIEW FISHING, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		Additional Paid-in Capital Common Stock	Additional Paid-in Capital Compensation Expense	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22	-	-	-	-	-	984	(40,112)	(39,128)
Cash issuance of stocks	2,184,736	218	-	-	849,804	-	-	850,022
Stock compensation	-	-	-	-	-	197	-	197
Net loss	-	-	-	-	-	-	(195,979)	(195,979)
Ending balance at 12/31/22	2,184,736	218	-	-	849,804	1,181	(236,091)	615,112
Cash issuance of stocks	2,315,900	232	1,312,343	131	2,499,637	-	-	2,500,000
Issuance through conversion of debt	86,168	9	-	-	44,640	-	-	44,649
Stock compensation	-	-	-	-	-	175	-	175
Net loss	-	-	-	-	-	-	(1,608,936)	(1,608,936)
Ending balance at 12/31/23	4,586,804	459	1,312,343	131	3,394,081	1,356	(1,845,027)	1,551,000

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ReelView Fishing, Inc. ("the Company") was formed in Delaware on May 18, 2020. The Company plans to earn revenue through sales of its live-view fishing products and licensing of the underlying technology to other recreational fishing equipment manufacturers. The Company's headquarters is in Boston, Massachusetts. The Company's customers will initially be located in the United States with future expansion into select international markets.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash</u>

The Company had $659,512 and $1,369,454 in cash as of December 31, 2022 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leasehold improvement	2	18,900	(4,930)	-	13,970
Equipment	5	223,429	(5,319)	-	218,110
Grand Total		242,329	(10,249)	-	232,080

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Operating Expenses

Operating expenses consist of research and development costs, payroll and other related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	-	-
Granted	427,054	0.0001
Vested	(221,263)	0.0001
Forfeited	(205,791)	0.0001
Nonvested shares, December 31, 2022	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2023	-	-

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2022	-	-
Granted	1,012,706	0.647696
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2023	1,012,706	0.647696

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's convertible notes were loaned from one of the CEO's parents. The convertible notes accrue interest until the outstanding balance was converted to equity in 2023.

In 2023, the Company entered into a resource sharing agreement with TSL Cables, Inc., a company owned by Dustin Alinger, the Company's CEO and President (49%), and Thomas Milnes, a shareholder and board member of the Company (49%). Under the agreement, the Company received $65,756 from TSL Cables for the use of the Company's equipment for 5 years starting from the first cable production request from TSL Cables. Current and noncurrent portions of deferred revenues arising from this transaction amounted to $13,151 and $52,605, respectively, as at December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company leases an office space on an annual operating lease. The current lease expires on May 31, 2024. Future minimum lease payments for 2024 amounted to $25,440.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into convertible note agreements with one of the CEO's parents for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion which matured in 2022. The notes were converted into shares of the Company's common stock in 2023.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 common shares with a par value of $0.0001 per share. 13,463,369 common shares are designated as "Voting Common Stock", while 1,536,361 common shares are designated as "Non-Voting Common Stock".

Voting common stocks: 2,019,175 and 4,421,243 were issued and outstanding as of 2022 and 2023 respectively. Further, 7,000,000 shares were issued as compensation expenses in 2020. These shares have a four year vesting period and are expected to vest in May 2024.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,312,343 preferred shares with a par value of $0.0001 per share designated as "Series Seed Preferred Stock". 1,312,343 shares were issued and outstanding as of 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series Seed Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 9, 2024, the date these financial statements were available to be issued.

The Company renewed its lease agreement for another year from June 2024 until May 2025. Future lease payments from this agreement amounted to $61,860.

As of June 28, 2024, there are 16,782,792 common shares authorized with a par value of $0.0001 per share and 1,312,343 preferred shares authorized with a par value of $0.0001 per share. 13,463,369 common shares are designated as "Voting Common Stock", while 3,319,423 common shares are designated as "Non-Voting Common Stock". The increase in common shares covered by this charter amendment was to provide adequate shares for the planned regulatory CF round.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF REELVIEW FISHING

Real-Time Underwater Video Fishing Technology

ReelView has created an advanced real-time underwater fishing system that streams live video via our patented electronic fishing line and accompanying app (currently in beta testing). To date, ReelView has successfully raised $3.4 million in funding and secured 200 ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



REELVIEW FISHING
Real-Time Underwater
Video Fishing Technology

$265,815.47 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$1.38 Per Share

RAISED	INVESTORS
$265,815.47	194
MIN INVEST	VALUATION
$249.78	$19.92M

REASONS TO INVEST



ReelView's cutting-edge patented eLine™ technology transmits data and power from the surface to devices underwater, delivering live underwater video that allows anglers to fish in an entirely new way.

The **U.S. fishing market** is massive, with up to 50M anglers spending $50B annually (2019), including spending $7.6B+ on equipment (2019). Plus, the global fishing equipment market is projected to reach $21.4B by 2027.

ReelView has established production capabilities exceeding 100K units annually, generated 16K+ leads, raised $3.4M+, and secured 200 pre-order deposits within just 30 days.

ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025.

TEAM



Dustin Alinger • Chief Executive Officer, Member of the Board of Directors

A lifelong fisherman and accomplished electrical engineer, Dustin hand-built the first ReelView RV1 prototypes in his shop at home. Before founding ReelView, Dustin was head of engineering at Open Water Power, an underwater battery startup acquired by...

Read More





Don Aubrecht • Chief Operating Officer and Principal Accounting Officer

Don brings diverse technical and management experience to ReelView Fishing. With a background in experimental Applied Physics, he gained expertise in optics and imaging at Harvard and as a Principal Scientist at Physical Sciences. At OpenWater Power, he ...

Read More





Chris Kennedy • Lead Mechanical Engineer

Chris's extensive experience, innovative approach to mechanical design, and leadership abilities make him a key asset in developing cutting-edge technology. He previously led advanced system developments at REGENT CRAFT, L3Harris (Open ...

Read More



Show More

THE PITCH

A New Dimension of Fishing is Here

ReelView is on a mission to transform the way anglers experience the sport. Our groundbreaking technology empowers everyday fishermen with real-time underwater viewing, offering an unprecedented perspective of the aquatic world. Imagine watching fish interact with your bait, witnessing the underwater environment, and capturing stunning footage – all from the end of your line. Our **patented eLine™ technology** seamlessly transmits live video from a high-definition camera located at the end of the eLine. This innovative approach integrates the camera system directly into a traditional rod and reel setup.



REAL-TIME UNDERWATER VIDEO FISHING SYSTEM

RV1 Base Station

RV1 Rod

RV1 eLine

RV1 Camera

RV1 Reel

Connected Device
*Not Included

7'0" Medium Heavy Fast Action Rod

Pre-spooled replacement eLine

*ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025. Image of RV1 above is a computer-generated rendering of a functional product that has accepted limited pre-orders but is not yet available to the public. ReelView Fishing's mobile app is currently in beta testing with select users and is not yet available to the public.

Fueled by a passion for fishing and a commitment to innovation, ReelView is dedicated to crafting products that amplify the joy, excitement, and connection to nature in this cherished pastime. For both seasoned anglers or those just starting out, ReelView's real-time underwater camera systems offer invaluable insights, enhancing the fishing experience and creating unforgettable memories. With our eLine™ technology, anglers can immerse themselves in the underwater world through live video fishing systems. ReelView transforms the fishing experience by providing live video, offering valuable insights, and introducing a new, more thrilling way to fish.

How ReelView Works

Introducing RV1 – The RV1 system is built to withstand the elements, crafted with premium materials that perform virtually flawlessly in freshwater and saltwater environments. It's not just a camera strapped to a rod; our innovative design integrates seamlessly with the eLine™, a significant advancement in fishing technology. The RV1 Camera boasts a super-wide field of view, capturing stunning visuals and providing a complete picture of the underwater world. Our customized lens allows you to see more fish and make informed decisions, elevating your fishing experience.

Features of RV1

- **RV1 Camera** – Ultra low-light lens captures vivid detail, even in deep water. The widest viewing angle helps ensure you never miss a thing.
- **RV1 eLine™** – Delivers power to the camera and transmits real-time video data back to the surface. Incredibly strong with 50 lbs of breaking strength and low stretch for exceptional performance.
- **RV1 Reel** – Customized 4500 series fishing reel seamlessly transmits data from the eLine to the Base Station for effortless viewing.
- **RV1 Base Station** – Dedicated Wi-Fi router streams video to connected devices, houses the system battery, and stores video footage on a memory card.
- **RV1 Rod** – Crafted from 100% carbon fiber with 24-ton Toray graphite, this 7'0" medium-heavy two-piece rod is both lightweight and powerful.

INTRODUCING ELINE™

Patent-Pending Innovation that Enables Fishing with Live Video

- Patented video capable fishing line
- One of the first of its kind
- 50 lb strength, 300' pre-spooled



*ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025.

After years of development, we have succeeded in creating an electronic fishing line that acts, looks, and operates like a traditional fishing line, while transmitting live video to the surface.

THE OPPORTUNITY

More Than Just A Catch

ReelView isn't just about catching fish; it's about building a thriving community of passionate anglers. United by passion for the latest fishing innovations, we want anglers to share the thrill of every stalk, strike, and bite with fellow enthusiasts at the touch of a button. Relive your most memorable moments and learn from others, fostering a deeper connection to the sport.

REELVIEW FISHING

Advanced Patented Technology

300' PRE-SPOOLED ELINE™



Fishing line transmits live, real-time video

2 spools included

 **Low stretch**, 50 LB test fishing line

 **Advanced** video transmission capable

PRO UNDERWATER CAMERA



Ultra-low light HD sensor

<100ms of latency from camera to connected device*

 Fully integrated **live video system**

 **2.6K** ReelHD™ 2.6K │ **160 degrees** field of view

RV1 BASE STATION



Powers 6+ hours of continuous live video

Transmit live video over Wi-Fi

 **Rechargeable** battery

 **High speed** dual-band Wi-Fi

ULTRA PREMIUM ROD & REEL



Precision-crafted design

Superior-grade, high performance materials

 **RV1 Rod:** 24 Ton Toray graphite designed for use with eLine

 **RV1 Reel:** Fully customized with integrated electronics

Wi-Fi

with integrated electronics

**ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025. Image of RV1 above is a computer-generated rendering of a functional product that has accepted limited pre-orders but is not yet available to the public. ReelView Fishing's mobile app is currently in beta testing with select users and is not yet available to the public.*

By offering a live video rod and reel system, you can experience live-action fishing with our built-in camera, enhancing your fishing adventures with every cast. Our cutting-edge technology utilizes features like ultra-low light imaging and depth/temperature sensors to deliver a truly comprehensive fishing experience. With ReelView's innovative camera system and patented eLine™, you can explore underwater environments, monitor your bait presentation, adjust your fishing technique, and land more fish than ever before.


(iOS & Android)
ReelView Fishing App*
LIVE VIEW, RECORD, AND REWATCH
Adjust resolution, frame rate, and pre-record buffer
View real-time depth & water temperature data
Access GPS-enabled catch location map
Record to mobile device or SD card
Enable image stabilization
10:45
REELVIEW FISHING
66 °F
32 ft
100%
REC
video
photo
pin
Live Video
Videos
Map

**ReelView Fishing's mobile app is currently in beta testing with select users and is not yet available to the public.*

Why ReelView?

Hear from a professional



The above testimonial may not be representative of the opinions or the experiences of other ReelView users and is not a guarantee of future performance or success.

Unmatched Innovation

Built to Conquer

Crafted with premium materials, the RV1 withstands even the harshest freshwater and saltwater conditions





Engineering Breakthrough

The RV1 isn't just a camera on a rod; it's a design that seamlessly integrates with our patented eLine™

See What Matters Most

Our customized, wide-field view lens captures stunning underwater visuals





Innovation Powered by Experience

Led with a wealth of experience and expertise to deliver exceptional products and experiences to our customers

*ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025. Image of RV1 above is a computer-generated rendering of a functional product that has accepted

limited pre-orders but is not yet available to the public.

Planned Revenue Streams

PRODUCT SALES	RECURRING REVENUE	LICENSING REVENUE
Real-time underwater video fishing systems, accessories, and related products	Membership fees for discounted replacement components and additional consumables	Partnerships with fishing equipment manufacturers to integrate ReelView technology

THE MARKET & OUR TRACTION

Tapping Into the Vast U.S. Fishing Market

The U.S. fishing market is substantial, with up to 50 million participants spending an impressive $50 billion annually (2019) — surpassing golf and tennis combined![1]

With anglers spending over $7.6 billion on equipment, $3.3 billion is for rods, reels, and line (2019). In addition to this, roughly $1.12 billion is spent on specialty electronics like fish finders (2019). These totals highlight the consumer appetite for fishing gear, and ReelView's products will play a role in both of these categories.



$3.4M RAISED

16,000+ LEADS
Generated through social media efforts

25M+ VIEWS
in 6 weeks from partnership with content creators

200 PRE-ORDER DEPOSITS PURCHASED
in just 30 days

US PATENT ISSUED
Utility patent issued for eLine™ technology

*ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025. Image of RV1 above is a computer-generated rendering of a functional product that has accepted limited pre-orders but is not yet available to the public.

Looking to capture demand for innovative connected fishing products, we believe our patented eLine™ technology will allow ReelView to define and potentially lead a new category: fishing with real-time underwater video. This isn't just theoretical excitement: early traction is strong, with **over 16,000 leads** generated through paid and organic social media efforts and **$3.4 million previously raised**. Even more impressive, we've **secured pre-order deposits from 200 customers in just 30 days**, demonstrating a market hunger for ReelView's groundbreaking technology. In anticipation of demand, ReelView is already partnered with manufacturers capable of supplying over 100,000 units annually.







"A GAME-CHANGER...
With the live feed, I look forward to immersing my younger clients in the underwater world, making our fishing trips educational and a real hit with families."
-Connor M.
"MAJOR LIFT TO MY FISHING VIDEOS...
The RV1's live-feed underwater camera is a game-changer that I'm excited to use for taking my content to the next level!"
-Michael X.











**ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025. Image of RV1 above is a computer-generated rendering of a functional product that has accepted limited pre-orders but is not yet available to the public. The above testimonials may not be representative of the opinions or the experiences of other ReelView customers and is not a guarantee of future performance or success.*

WHY INVEST

Pioneering Innovation & Technological Growth in the Fishing Industry





THE FUTURE OF FISHING TECHNOLOGY

Invest today and help bring live video fishing to life, tapping into a multi-billion dollar market with a passionate customer base

*ReelView has accepted a limited number of pre-order deposits for the RV1, which is expected to be available to consumers in 2025. Image of RV1 above is a computer-generated rendering of a functional product that has accepted limited pre-orders but is not yet available to the public.

With a swell of recent social media buzz, a dedicated team, and a commitment to innovation, ReelView Fishing is aiming to bring the RV1 to market in 2025.

For the remainder of 2024, ReelView aims to finalize development and complete pre-production and tooling for the RV1. In 2025, the company plans to launch e-commerce direct-to-consumer (DTC) sales of the RV1 on reelviewfishing.com and engage with fishing equipment manufacturers to explore licensing opportunities for "ReelView Ready" rods and reels. Additionally, development will begin on a lower-cost version of the RV1 system.

Looking beyond 2025, ReelView intends to further enhance the connected fishing experience by introducing innovations such as camera-equipped lures, and integrating with additional display options, like marine multi-function displays (MFDs) and augmented reality (AR) glasses.

ReelView isn't just innovating, we're aiming to redefine the future of fishing. With a clear path to market, strong early demand, and viral content generating industry buzz, ReelView plans to expand its product offerings. Help bring live video fishing to life and tap into a multi-billion dollar market with a passionate customer base.

Join us on this exciting journey and help us shape the future of fishing technology.

ABOUT

HEADQUARTERS

**50 Terminal Street, Suite 224
Boston, MA 02129**

WEBSITE

View Site ⇗

ReelView has created an advanced real-time underwater fishing system that streams live video via our patented electronic fishing line and accompanying app (currently in beta testing). To date, ReelView has successfully raised $3.4 million in funding and secured 200 pre-order deposits within just 30 days. ReelView is currently pre-revenue and has accepted a limited number of pre-order reservations. ReelView Fishing's mobile app is currently in beta testing with select users and is not yet currently available to the public.

TERMS
ReelView Fishing

Overview

PRICE PER SHARE

$1.38

VALUATION

$19.92M

DEADLINE ⓘ

Oct. 30, 2024 at 6:59 AM UTC

FUNDING GOAL ⓘ

$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

$249.78

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,234,999.26

ASSET TYPE

MIN NUMBER OF SHARES OFFERED

10,869

SHARES OFFERED

Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED

894,927

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

<u>Mid-Campaign Perks (Flash Time-Based Perks)</u>

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $2,500+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

ReelView Fishing, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.38 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $138. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

Angling International
The New Device That Brings Real-Time Video Feeds To Angling

View Article

On The Water
Underwater Video Fishing System Gives Anglers a Live View

View Article

ALL UPDATES

09.05.24

Flash Perk 1 is Live!

Hello all, our Flash Perk 1 is now live; if you invest $5,000+ between days 35 - 40 (which includes right now) you will receive 10% bonus shares, so if you've been waiting to make an investment in the range of $5,000-$10,000 now is a good time and we would love to have you join us!

-The ReelView Team

08.31.24

Watch Now: Detailed Interview About Our Business

Founder and CEO Dustin Alinger gets into the details about ReelView with Caleb Naysmith of Hubtas Media. If you're looking for a detailed description of our genesis, technology, business, and future plans, and want a better glimpse into the people behind the company, this is a great watch. Thanks to Hubtas for inviting us to be on the show!



08.28.24

Lots of Snook All Stacked Up

Fishing influencer Sean Lawless catches sight of a huge school of snook stacked up under him at the Juno Pier in Juno Beach, Florida. There were very few bites that day, leaving some to think there weren't many fish around, but one drop of the RV1 and it became clear that the water was teeming with them, even if they were very slow to strike...



08.22.24

Interacting with Goliath Grouper, Live!

While bridge fishing along the Overseas Highway, fishing influencer Bearded Brad gets to interact live with some cautious goliath grouper who just won't take the bait. But with the RV1, not-catching has never been more fun. Check out the video below to watch the topside and baitside action and learn a bit more about these awesome creatures:



08.20.24

Our Community Joins In! Insider Investment Notice

Hi all,

We're excited to see our community join us and make an investment in ReelView Fishing. Our Insiders have invested a total of $57,191.34 into the offering to date. *Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.*

We're glad to have this ongoing support of our insiders alongside the even greater support from the wider community that is now able to join us. We're so glad to have every one of you here and we look forward to hopefully bringing on many more as the campaign continues!

Thanks,

Dustin and the ReelView Team

08.16.24

Shark Caught on ReelView RV1!

In his latest long-form YouTube video fishing influencer Bearded Brad catches a nurse shark with the RV1 and captures the topside and baitside action simultaneously! Check it out in the clip below:



08.12.24

Early Bird Perks Expire Tomorrow

Hi all,

We rocketed past $150k this morning and we're very happy with how the raise is going. Thank you to everyone who's made an investment!

We're sending out a reminder that our Early Bird Perks will expire in less than 24 hours. These perks allow you to earn up to 15% bonus shares as part of your investment. If you're considering joining us as a shareholder, now is a great time to get on board.

Thanks again,

Dustin and the ReelView Team

08.10.24

Armored eLine Prototype

We are developing a series of armored eLine models for bigger fish, harsher environments, and other highly-demanding applications. Our very latest prototype is shown below, featuring a standard eLine encased within an overbraid of the UHMWPE fiber that we all know and love. This gives the line extra smoothness through the line guides, more toughness, and extra strength in addition to the digital bandwidth and baseline strength of standard eLine. A great option to have at hand if you're fishing near rocks or structure, casting into gnarly vegetation, or just want some extra peace of mind.



08.08.24

ReelView at ICAST 2024

ReelView attended ICAST 2024 in Orlando, Florida this year and brought an RV1 with them. ICAST is the biggest fishing equipment conference of the year and there were many great conversation to be had there. The ReelView team was happy to talk about the RV1 with anyone who was interested. Pictured below you can see lead mechanical engineer Chris Kennedy explaining some of the unique design features of the RV1 reel and spool. These two components interface to make the electrical connection that carries power to and data from the camera at the end of the line, and they maintain that connection even when line is being spooled out.



08.05.24

Commercial Fisherman & Captain Tries Out The RV1

Hi all,

Captain Cam Faria of Cambo Charters in Cape Cod, Massachusetts spent a day off the New England coast trying out the RV1 with our mutual friend @Tackle2ThePeople and our summer intern, Kevin. See how it went in the Instagram Reel below. While we would never knock the Wicked Tuna video game or its ability to identify talent, we can't help but agree that fishing with the RV1 is a lot of fun.

Sometimes the sea bass gets away, and sometimes you low-key boat flip the sea bass like a pro. Either way, a day on the water with friends is a day well spent. Big thanks to Captain Cam for putting the RV1 through its paces!

-Dustin



Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into ReelView Fishing.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$2,500

Tier 1 Perk:

Invest $2,500+ and receive 5% bonus shares

Select

$10,000

Tier 2 Perk:

Invest $10,000+ and receive 10% bonus shares

Select

$25,000

Tier 3 Perk:

Invest $25,000+ and receive 15% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

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Post

BA

Brian Allyn
25 days ago

Are you still taking pre-orders? This is something the industry has needed for a while. I just invested!

2 0

DA

Dustin Alinger
ReelView Fishing • 25 days ago

Hi Brian,
Thanks for your enthusiasm, we're glad to have you on ...
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0

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CN

Caleb Naysmith
a month ago

Hey Thomas,
...
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4 0

TM

Thomas Milnes
a month ago

Hi Caleb,
...
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0

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PG

Parker Gresh
a month ago

So why crowd funding and not private equity? There's clearly immense value in your product and question. D...
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3 0

TM

Thomas Milnes
a month ago

Hi Parker,
...
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Cancel anytime before 48 hours before a rolling close or the offering end date.



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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Real View is a brand new, insanely fun way to fish. We've created a complete video fishing system that lets you see underwater in full HD in real time.

[Excited voices]

"Whoa, whoa, whoa, whoa, whoa, whoa."

"Barracuda, bear, Barracuda. Looking at it. Yeah, yeah, yeah. Yes."

"You can catch a lot more fish. Go, go, go, go, go, go, go."

Yes, it really is as cool as it sounds. When we recently came out of stealth mode and shared some content on social media, it went crazy viral. We racked up over 25 million views on only five videos from just a single content creator.

[Excited voices]

"Bring them up all group radio. Whoa, whoa, whoa, whoa, whoa. Go, go. Crank, crank, crank."

This reinforced what we always suspected: Real View can be a content creation machine that practically markets itself. Millions of people have already encountered Real View, and our product isn't even for sale yet.

[Excited voices]

"Oh, that's awesome. Those are Bernita, I think. Oh, they're hitting the camera. You see that? Here he comes. Here he comes. Oh, we got it. I got him."

We knew we wanted something that was easy to use, worked just like regular fishing gear, and gave you real-time, high-definition underwater views. The key to bringing this vision to life was the invention of Eline.

Eline is our patented super strong fishing line that lets you fish just like normal but functionally acts as a waterproof electronic cable, so you get a high-res real-time view of what's happening around your bait as you fish. Think of it like FaceTiming with your bait.

The impact that Real View has on your fishing experience is unbelievable. It can help you catch more fish, that's obvious. But second, it immerses you in this underwater world that, for the most part, has really been a mystery.

Everybody that's tried it, even the most experienced charter captains, told me that Real View has taught them something new about fish and the environment, and it makes fishing so much fun.

[Excited voices]

"Those look good. We got trenches here. Yeah. Real, real, real, real, real, real."

Fishing is already insanely popular with up to 50 million Americans going fishing each year. That's more than golf and tennis combined, and these anglers spend nearly $8 billion on fishing equipment alone. Globally, that number is almost $18 billion. That's a huge market to go after.

We also believe we've got a huge head start that we can protect. Real View is a small team of engineers who love to build cool things. We knew this was going to be a really hard problem to solve. Real View was recently awarded our first US utility patent on what we consider to be the foundational technology that makes connected fishing possible. We have several other US and international patents pending, and we believe this IP will provide us with strong protection against copycats and competitors.

And that phrase I used a second ago, "connected fishing", is what we see as the future of the sport. Real View's technology enables a future where your tackle is connected and intelligent, allowing you to fish in ways you've only dreamed of.

[Excited voices]

"Oh, sorry. That's, that's a copious. That was a copious."

We've got big plans and are crowdfunding now to get the capital we need for launch. We're ready to go into pre-production and tooling for our first product as we plan to roll it out in 2025. With your help, we believe we can make a huge splash in the fishing market. Invest in Real View today and help us bring the underwater world to life.

[Excited voices]

"I think we're over the wreck, right? Oh, there it is. Look at that."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:47 PM 06/18/2024
FILED 01:47 PM 06/18/2024
SR 20242910516 - File Number 7975528

CERTIFICATE OF AMENDMENT TO SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF REELVIEW FISHING, INC.

ReelView Fishing, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is ReelView Fishing, Inc. The date of the filing of the Corporation's Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was December 18, 2023 (the "Second A&R Certificate of Incorporation").

2. The Second A&R Certificate of Incorporation shall be amended as follows:

(a) Section A of Article Fourth is hereby amended and restated in its entirety to read as follows:

> "A. Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 18,095,135, of which 16,782,792 shall be Common Stock with a par value of $0.0001 per share (the "Common Stock") and of which 1,312,343 shall be Preferred Stock with a par value of $0.0001 per share (the "Preferred Stock"). 13,463,369 shares of Common Stock are hereby designated as "Voting Common Stock" and 3,319,423 shares of Common Stock are designated as "Non-Voting Common Stock". All shares of Preferred Stock are hereby designated as "*Series Seed Preferred Stock*"."

3. All other provisions of the Second A&R Certificate of Incorporation shall remain in effect.

4. The foregoing amendment of the Second A&R Certificate of Incorporation was adopted and approved by the Board of Directors of this corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5. The foregoing amendment of the Second A&R Certificate of Incorporation was adopted and approved by the holders of the requisite number of shares of the Corporation in accordance with applicable requirements of Section 228 and 242 of the General Corporation Law of the State of Delaware.

* * *

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation to be signed by its President this 18 day of June, 2024.

DocuSigned by:

Dustin Alinger

E8320AABEB354EB...

Dustin Alinger
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:23 PM 12/18/2023
FILED 04:23 PM 12/18/2023
SR 20234258863 - File Number 7975528

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF REELVIEW FISHING, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

ReelView Fishing, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"):

DOES HEREBY CERTIFY:

1. That the corporation was originally incorporated pursuant to the DGCL on May 18, 2020 under the name Upton Street Systems, Inc. The original Certificate of Incorporation was amended pursuant to a Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State of Delaware on June 30, 2022 to change the name of the corporation to ReelView Fishing, Inc and the original Certificate of Incorporation, as amended by the Certificate of Amendment thereto, was further amended and restated by an Amended and Restated Certificate of Incorporation on February 13, 2023.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST. The name of the corporation is ReelView Fishing, Inc. (the "Corporation").

SECOND. The address of its registered office in the State of Delaware is 8 The Green, Suite B, in the City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

THIRD. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH.

A. Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 16,312,343, of which 15,000,000 shall be Common Stock with a par value of $0.0001 per share (the "Common Stock") and of which 1,312,343 shall be Preferred Stock with a par value of $0.0001 per share (the "Preferred Stock").

13,463,369 shares of Common Stock are hereby designated as "Voting Common Stock" and 1,536,631 shares of Common Stock are designated as "Non-Voting Common Stock". All shares of Preferred Stock are hereby designated as "Series Seed Preferred Stock".

B.   Voting Common Stock and Non-Voting Common Stock

(i)   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

(ii)   Ranking. The preferences, limitations and rights of the Voting Common Stock and Non-Voting Common Stock, and the qualifications and restriction thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Amended and Restated Certificate of Incorporation.

(iii)   Voting. The holders of Voting Common Stock shall be entitled to one vote per share of Common Stock at all meetings of stockholders (and written actions in lieu of meetings). The holders of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to the holders of Common Stock, except as otherwise required by law or in this Amended and Restated Certificate of Incorporation, in which case the holders of the Non-Voting Common Stock will be entitled to one vote per share of Non-Voting Common Stock held and shall vote with the Voting Common Stock together as a single class on such matter unless otherwise required by applicable law. The number of authorized shares of Common Stock (including, without limitation, the authorized number of shares of Voting Common Stock and/or Non-Voting Common Stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock of the Corporation, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(iv)   Amendments Affecting Stock. So long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without such affirmative vote of a majority of the votes entitled to be cast on the amendment by the holders of outstanding shares of Non-Voting Common Stock voting as a single class as may be required at that time by applicable law: (i) amend, alter or repeal any provision of this Section (B) of this Article FOURTH so as to affect adversely the rights, preferences, qualifications, limitations or restrictions of the Non-Voting Common Stock as compared to those of the Voting Common Stock or (ii) take any other action upon which voting of the Non-Voting Common Stock is required by law.

(v)   Dividends; Changes in Stock. No dividend or distribution may be declared or paid on any share of Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Non-Voting Common Stock, nor shall any dividend or distribution be declared or paid on any share of Non-Voting Common Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Voting Common Stock, in each case without preference or priority of any kind; provided, however, that if dividends are declared that are payable in shares of Voting Common Stock or in Non-Voting Common Stock or in rights, options, warrants or other securities

2

convertible into or exchangeable for shares of Voting Common Stock or Non-Voting Common Stock, dividends shall be declared that are payable at the same rate on both series of Common Stock and dividends payable in shares of Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Voting Common Stock shall be payable to holders of Voting Common Stock and dividends payable in shares of Non-Voting Common Stock or in rights, options, warrants or other securities convertible into or exchangeable for shares of Non-Voting Common Stock shall be payable to holders of Non-Voting Common Stock. If the Corporation in any manner subdivides or combines the outstanding shares of Non-Voting Common Stock, the outstanding shares of Voting Common Stock shall be proportionately subdivided or combined, as the case may be. Similarly, if the Corporation in any manner subdivides or combines the outstanding shares of Voting Common Stock, the outstanding shares of Non-Voting Common Stock shall be proportionately subdivided or combined, as the case may be.

(vi)   <u>Liquidation</u>. Shares of Non-Voting Common Stock shall rank pari passu with shares of Voting Common Stock as to distribution of assets in the event of any liquidation, dissolution or winding up of the affairs of the Corporation.

(vii)   <u>Merger or Consolidation</u>. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity), the holders of each share of Voting Common Stock and Non-Voting Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by the holders of each share of such other series of Common Stock.

C. <u>Preferred Stock</u>

(i)   <u>Voting</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Voting Common Stock as a single class and on an as-converted to Voting Common Stock basis.

(ii)   <u>Amendments Affecting Stock</u>. So long as any shares of Preferred Stock are outstanding, the Corporation shall not, without such affirmative vote of a majority of the votes entitled to be cast on the amendment by the holders of outstanding shares of Preferred Stock voting as a single class as may be required at that time by applicable law: (i) amend, alter or repeal any provision of this Section (C) of this Article FOURTH so as to affect adversely the rights, preferences, qualifications, limitations or restrictions of the Preferred Stock as compared to those of the Common Stock or (ii) take any other action upon which voting of the Preferred Stock is required by law.

(iii)   <u>Dividends; Changes in Stock</u>. No dividend or distribution may be declared or paid on any share of Common Stock unless a dividend or distribution, payable in the same

3

consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Preferred Stock, nor shall any dividend or distribution be declared or paid on any share of Preferred Stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid, as the case may be, on each share of Common Stock, in each case without preference or priority of any kind.

(iv)   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a)   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (b) such amount per share of the applicable series of Preferred Stock as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section (C)(v) of this Article FOURTH immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section (C)(iv)(a), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" for the Series Seed Preferred Stock shall mean $0.7619956 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

(b)   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section (C)(iv)(a) or the remaining Available Proceeds, as the case may be, shall be distributed *pari passu* among the holders of shares of all series of Common Stock, pro rata based on the number of shares held by each such holder.

(c)   Deemed Liquidation Events.

i.   Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of a majority of the then outstanding shares of Preferred Stock voting together on an as-converted to Voting Common Stock basis (the "Required Holders") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

1. a merger, reorganization or consolidation in which

    a. the Corporation is a constituent party; or

    b. a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, reorganization or consolidation, except any such merger, reorganization or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, reorganization or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, reorganization or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, reorganization or consolidation, the parent corporation of such surviving or resulting corporation; or

2. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation, or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(d)   Effecting a Deemed Liquidation Event.

i.   Unless otherwise approved by the Required Holders, the Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section (C)(iv)(c)(i)(1)(a) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections (C)(iv)(a) and (b), as applicable .

ii.   In the event of a Deemed Liquidation Event referred to in Section (C)(iv)(c)(i)(1)(b) or (C)(iv)(c)(i)(2), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Required Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the holders of Preferred Stock elect to have their shares redeemed pursuant to this Section (C)(iv)(d)(ii), the Corporation shall send written notice (the "Redemption Notice") to each holder of record of Preferred Stock not less than thirty (30) days prior to the date of redemption (the "Redemption Date") stating: (a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (b) the Redemption Date and the price per share that each holder will receive (the "Redemption Price"); (c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section C(v); and (d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. Prior to the distribution or redemption provided for in this Section (C)(iv)(d)(ii), the Corporation shall not expend or dissipate the consideration received for such

Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(e)   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

(f)   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section (C)(iv)(c)(i)(1)(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (C)(iv)(a) and (b), as applicable, as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (C)(iv)(a) and (b), as applicable, after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section (C)(iv)(f), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

(v)   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   Right to Convert.

i.   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock shall initially be equal to the Original Issue Price for such series of Preferred Stock. The initial Conversion Price for each series of Preferred Stock, and the rate at which shares of such series of Preferred Stock may be converted into shares of Voting Common Stock, shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

ii.   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock;

provided, however, that such termination shall not change the amounts payable to the holders of Preferred Stock pursuant to Section C(iv).

      (b)   Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors. Whether or not cash representing any fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

      (c)   Mechanics of Conversion.

      i.   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) if the shares are certificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock or, if the shares of Voting Common Stock are uncertificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Voting Common Stock, (ii) pay in cash such amount as provided in Section (C)(v)(b) in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

ii.   <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing a Conversion Price below the then par value of the shares of Voting Common Stock issuable upon conversion of the applicable series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Voting Common Stock at such adjusted Conversion Price.

iii.   <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section (C)(v)(b) and to receive payment of any dividends declared but unpaid thereon. Unless otherwise approved by the Required Holders, any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

iv.   <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to a Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Voting Common Stock delivered upon conversion.

v.   <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Voting Common Stock upon conversion of shares of any series of Preferred Stock pursuant to this Section (C)(v). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Voting Common Stock in a name other than that in which the shares of any series of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d)   Notice of Record Date. In the event:

i.   the Corporation shall take a record of the holders of its Voting Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

ii.   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

iii.   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Voting Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Voting Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

(vi)   Mandatory Conversion.

(a)   Trigger Events. Upon the earliest of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act") as amended, at a purchase price per share equal to at least three times (3x) the Original Issue Price resulting in at least $50,000,000 of gross proceeds to the Corporation, (b) the date and time immediately prior to the closing of the Corporation's initial listing of its Common Stock for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement on Form S-1 under the Securities Act (a "Direct Listing"), (c) the closing of a SPAC Transaction, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Required Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective Conversion Price and (ii) such shares may not be reissued by the Corporation. A "SPAC

Transaction" is any transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation or its subsidiaries with a publicly traded "special purpose acquisition company" or its subsidiary (collectively a "SPAC"), in which (1) the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors immediately following the consummation of such transaction or series of related transactions.

(b) Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section (C)(vi). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section(C)(vi)(a), including the rights, if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section (C)(vi)(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) if the shares of Voting Common Stock are certificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof or, if the shares of Voting Common Stock are uncertificated, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section (C)(v)(b) in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(vii) Redemption. The Common Stock and Preferred Stock are not mandatorily redeemable at the option of any holder or holders thereof.

(viii)   Redeemed or Otherwise Acquired Shares. Unless otherwise approved by the Required Holders, any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or other acquisition by the Corporation.

(ix)   Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Required Holders.

D.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Common Stock or Preferred Stock, as applicable, shall be deemed delivered if mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH.   The Corporation is to have perpetual existence.

SIXTH.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A.   The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

B.   Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

C.   The books of the Corporation may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH.   Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, the Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation and its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended after the date of filing of this Amended and Restated Certificate of Incorporation to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the amended DGCL. Any indemnities provided and granted in this Article Seventh shall not be exclusive of any other rights or protections afforded an individual under any contract or vote of shareholders or disinterested directors or otherwise.

EIGHTH.   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the

12

Corporation to provide indemnification) through By-Law provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such persons occurring prior to, such amendment, repeal or modification.

NINTH. Except as stated in Article Seventh and/or Article Eighth of this Second Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by the undersigned authorized signatory 18th day of December, 2023.

/s/Dustin Alinger
_____
Dustin Alinger, Chief Executive Officer

Signature Page to Second Amended and Restate Certificate of Incorporation

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

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reelview_fishing • Follow
Original audio

reelview_fishing In case you missed it, we have exciting news to share! Our Equity Crowdfunding Campaign is almost here, and we want YOU to join us as an investor.

Interested? Follow along to learn more about becoming an investor in ReelView Fishing.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

.
.
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#reelviewfishing #reelview #rvf #seeitlive

1d

dmareski17 What is your time range on dropping this
1d Reply

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nigno_norris Price?
3h Reply

jace_fishpics Do you plan on making conventional/bait casting variants?
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ReelView Fishing Following
· Reels · Jul 27 · 🌐

In case you missed it, we have exciting news to share! 📣 Our Equity Crowdfunding Campaign is almost here, and we want YOU 🤜 to join us as an investor.

Interested? Follow along to learn more about becoming an investor in ReelView Fishing.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. See less

Original audio   ReelView

45

3

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Eli,

Dustin here from ReelView Fishing.

What a wild few months it's been!

I wanted to share some of our recent milestones:

1. We emerged from stealth mode in April, and the response has been phenomenal.
2. Our launch videos went viral, generating over 25 million views across just five videos in a single month. Watch one of our favorites here.
3. We sold out of pre-order reservations in just 30 days.
4. Our foundational patent for eLine technology has been issued, protecting our innovation.
5. We've built relationships with premier manufacturers in both fishing equipment and consumer electronics industries.

With all this progress and excitement, we wanted to get you in on the action.

Very soon, you'll have a unique opportunity to be part of ReelView's growth story, by investing in ReelView on StartEngine.

This opportunity is open to all, whether you're an investing pro or have never invested in a startup.

Keep an eye on your inbox.

You won't want to miss this.

- Dustin Alinger
CEO + Founder



REELVIEW
FISHING

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and today I'm
DUSTIN
FOUNDER
REELVIEW FISHING

reelviewfishing
ReelView Fishing · 11m ago

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Calling all anglers! 🎣 Are you ready to dive into the future of underwater discovery with ReelView Fishing? Our Equity Crowdfunding Campaign is launching soon. Don't miss this chance to join us on this epic adventure! Keep following along so you can learn how to become an investor.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

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ReelView RV1 Launch Group
ReelView Fishing · 22m · 🌐

The wait is almost over! 🎣 The Equity Crowdfunding Campaign for ReelView Fishing launches tomorrow! Get ready to be a part of the next dimension of fishing!

Keep following along so you don't miss out on the launch, and learn how to become an investor.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the ... See more

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Comment as Eli Rosenberg

Dustin from

DUSTIN
FOUNDER
REELVIEW FISHING

Hey there,

Dustin here, founder of ReelView Fishing.

A few months ago we launched a reservation campaign for our revolutionary fishing rod that lets you see underwater in real time.



Amidst all the hype and excitement about that campaign, many of you commented and emailed us about making an investment in our company. That got us thinking that maybe that wasn't such a bad idea...

So instead of going to VCs or institutional investors for funding, we decided to come to you.

ReelView Fishing is about to revolutionize fishing, and we want you to be a part of the ride.

Stay tuned for more details about how you can own a piece of ReelView.

- Dustin
CEO + Founder









NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

REELVIEW
FISHING

















Reels

ReelView Fishing Following
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Calling all anglers! Are you ready to dive into the future of underwater discovery with ReelView Fishing? Our Equity Crowdfunding Campaign is launch... See more
Fishing · Original audio
ReelView

Create reel

ReelView Fishing Following
Public

Calling all anglers! 🎣 Are you ready to dive into the future of underwater discovery with ReelView Fishing? Our Equity Crowdfunding Campaign is launching soon. Don't miss this chance to join us on this epic adventure! Keep following along so you can learn how to become an investor.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. **See less**

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Comment as Eli Rosenberg

⚠ You're commenting as Eli Rosenberg.

Hey Eli,

Dustin from ReelView here with some big news.

Tomorrow, we're opening up an opportunity for you to invest in ReelView Fishing through an equity crowdfunding campaign on StartEngine.

What is equity crowdfunding?

It's a way for individuals to invest in early-stage companies like ours. Instead of limiting investment to venture capitalists or angel investors, we're inviting our community – people like you who understand and believe in what we're doing – to own a piece of ReelView.

This is open to both accredited and non-accredited investors, and investments start at just $250.

Why are we doing this?

As our earliest supporters, you can have a huge impact on our success, and we believe you should share in any potential upside.

We don't just want you to be customers, we want you to be partners.

This is your chance to be part of the future of fishing technology.

Stay tuned for the official launch announcement tomorrow.

-Dustin Alinger
CEO + Founder







reelviewfishing
ReelView Fishing · 1d ago

Follow

In case you missed it, we have exciting news to share! 🔔 Our Equity Crowdfunding Campaign is almost here, and we want YOU 🤝 to join us as an investor.

Interested? Follow along to learn more about becoming an investor in ReelView Fishing.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

. . . .

#reelviewfishing #reelview #rvf #seeitlive

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Savage 🌎
What if the water is muddy like the Mississippi?
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LEARN HOW
TO BECOME AN INVESTOR
66 °F
32 ft
100%
REC
video
photo
pin
REELVIEW FISHING

reelview_fishing • Follow

reelview_fishing ReelView Fishing is gearing up for something BIG. 👀

Keep following along for updates as we prepare to launch our Equity Crowdfunding Campaign on StartEngine! Stay tuned to learn how you can become an investor in ReelView Fishing.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

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#reelviewfishing #reelview #rvf

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ReelView Fishing
Admin Top contributor · a day ago ·

Attention RV1 Launch Group! 📢 Our Equity Crowdfunding Campaign is almost here, and we want YOU 👉 to join us as an investor. Interested? Visit our Facebook page to follow along and learn more about how you can become a ReelView Fishing investor.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

REELVIEW FISHING

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James Snakes
Stoked.... Let's go!



ReelView Fishing

3 days ago · 🌐

ReelView Fishing is gearing up for something BIG. 👀

Keep following along for updates as we prepare to launch our Equity Crowdfunding Campaign on StartEngine! Stay tuned to learn how you can become an investor in ReelView Fishing.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.













system of course.

reelview_fishing • Follow
Original audio

reelview_fishing Calling all anglers! 🎣 Are you ready to dive into the future of underwater discovery with ReelView Fishing? Our Equity Crowdfunding Campaign is launching soon. Don't miss this chance to join us on this epic adventure! Keep following along so you can learn how to become an investor.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

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.

#reelviewfishing #reelview #rvf #seeitlive

33m

downtimesfl Having a dredge version of this would just be

downtimesfl
Robert Riley

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ReelView Fishing

Admin · Top contributor · 3 days ago · 🌐

Thanks for your support over the last few months. We're gearing up for something big and wanted to give you, our early adopters and supporters, a heads up of what's to come.

Keep following along for updates on our Facebook page as we prepare to launch our Equity Crowdfunding Campaign on StartEngine! This will be your first chance to become an investor in ReelView Fishing. Stay tuned for updates and information!

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

LEARN HOW
TO BECOME AN INVESTOR

66 °F   32 ft   100%

REC
video   photo   pin

REELVIEW FISHING

Reels

ReelView Fishing Following
Public
In case you missed it, we have exciting news to share! 📢 Our Equity Crowdfunding Campaign is almost here, and we want YOU 🫵 to join us as an investor.... See more
Fishing · Original audio
Reel\

Create reel

45

3

7

ReelView Fishing Following
Public

In case you missed it, we have exciting news to share! 📢 Our Equity Crowdfunding Campaign is almost here, and we want YOU 🫵 to join us as an investor.

Interested? Follow along to learn more about becoming an investor in ReelView Fishing.

No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. **See less**

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Hideyo Kusano
I bet you if enough people adopt this technology a lot of discoveries unrelated to fishing will be made like when Pokémon Go first rolled out (i.e. bodies)
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Kent CLayton
Mind-numbing invention. Can't wait to get my own...😉
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Brandon Mclaud
I still wouldn't catch anything 😂
1d Like Reply 2

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